File No. 812-14122

Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of the Application of:

TRITION PACIFIC INVESTMENT CORPORATION, INC.
TRITON PACIFIC CAPTITAL PARTNERS, LLC
TRITON PACIFIC GROUP, INC.
TRITON PACIFIC ADVISER, LLC
TPCP FUND MANAGER, IV, LLC
TRITON PACIFIC INCOME & GROWTH FUND IV, LP
TRITON PACIFIC PLATINUM FUND IV, LP

AMENDMENT NO. 2 TO THE APPLICATION FOR AN ORDER UNDER
SECTIONS 17(d), 57(a)(4), and 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940
PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHBITED BY
SECTIONS 17(d), 57(a)(4), and 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1

Please direct all communications to:

Triton Pacific Investment Corporation, Inc.
10877 Wilshire Boulevard, 12th Floor
Los Angeles, CA 90024
Attention: Michael Carroll, Chief Financial Officer
(310) 943-4990

Copies to:

Thomas C. Bacon, Esq.
Bacon Law Group
1601 N. Sepulveda Boulevard, No. 349
Manhattan Beach, CA 90266
(310) 880-2698

This document contains 16 pages (including exhibits),
which have been numbered sequentially

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Amendment No. 2 to the Application for an Order under Sections 17(d), 57(a)(4), and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 Permitting Certain Joint Transactions Otherwise Prohibited by Sections 17(d), 57(a)(4), and 57(i) of the Investment Company Act of 1940 and Rule17d-1.

In the matter of:

TRITION PACIFIC INVESTMENT CORPORATION, INC.
TRITON PACIFIC CAPTITAL PARTNERS, LLC
TRITON PACIFIC GROUP, INC.
TRITON PACIFIC ADVISER, LLC
TPCP FUND MANAGER, IV, LLC
TRITON PACIFIC INCOME & GROWTH FUND IV, LP
TRITON PACIFIC PLATINUM FUND IV, LP
10877 Wilshire Boulevard, 12th Floor
Los Angeles, CA 90024

I.       Summary of Application

          Triton Pacific Investment Corporation, Inc. (the “Company”), Triton Pacific Income &Growth Fund IV, LP (“Fund IV”), Triton Pacific Platinum Fund IV, LP (“Platinum IV” and, together with Fund IV, the “Existing Funds”) TPCP Fund Manager, IV, LLC (the “Fund Manager”), Triton Pacific Adviser, LLC (the “Adviser”), Triton Pacific Capital Partners, LLC (“TPCP”), Triton Pacific Group, Inc. (“TPG”), each on behalf of itself and its respective successors,1 and any Closed-End Fund (as defined below) (collectively with the Company, the Existing Funds, the Fund Manager, the Adviser, TPCP and TPG, the “Applicants”) hereby seek an order from the Securities and Exchange Commission (the “Commission”) under Sections 17(d), 57(a)(4), and 57(i) of the Investment Company Act of 1940 (the “1940 Act”) and Rule 17d-1 under the 1940 Act to the extent necessary to permit two or more of the Company, the Existing Funds, and each Closed-End Fund (as defined below),2 to (a) participate in the same investment opportunities through a proposed co-investment program where such participation would otherwise be prohibited under section 57 of the Act  and (b) make additional investments in securities of such issuers, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers (“Follow-On Investments”). “Co-Investment Transaction” means any transaction in which an Investor (as defined below) or, as the case may be, a Blocker Subsidiary (as defined below), participated together with the Company and/or one or more other Investors in reliance on the requested order (“Order”).3 “Potential Co-Investment Transaction” means any investment opportunity in which an Investor could not participate together with the Existing Funds and/or one or more other Investors without obtaining and relying on the Order.

          The Company may, from time to time, form a special purpose subsidiary (a “Blocker Subsidiary”) (a) whose sole business purpose is to hold one or more investments on behalf of the Company; (b) that is wholly-owned

[1] The term “successor,” as applied to the Adviser means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

[2] All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

[3] No Independent Director of an Investor (as defined below) will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Investors.

by the Company (with the Company at all times holding, beneficially and of record, 100% of the voting and economic interests); (c) with respect to which the Company’s Board has the sole authority to make all determinations with respect to the Blocker Subsidiary’s participation under the conditions to this Application; (d) that does not pay a separate advisory fee, including any performance-based fee, to any person; and (e) that is an entity that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act. A Blocker Subsidiary would be prohibited from investing in a Co-Investment Transaction with any Investor because it would be a company controlled by the Company for purposes of Section 57(a)(4) and Rule 17d-1. Applicants request that a Blocker Subsidiary be permitted to participate in Co-Investment Transactions in lieu of the Company and that the Blocker Subsidiary’s participation in any such transaction be treated, for purposes of the Order, as though the Company were participating directly. Applicants represent that this treatment is justified because a Blocker Subsidiary would have no purpose other than serving as a holding vehicle for the Company’s investments and, therefore, no conflicts of interest could arise between the Company and the Blocker Subsidiary. The Company’s Board would make all relevant determinations under the conditions with regard to a Blocker Subsidiary’s participation in a Co-Investment Transaction, and the Company’s Board would be informed of, and take into consideration, any proposed use of a Blocker Subsidiary in the Company’s place. If the Company proposes to participate in the same Co-Investment Transaction with any of its Blocker Subsidiaries, the Company’s Board will also be informed of, and take into consideration, the relative participation of the Company and the Blocker Subsidiary.

II.       Background

          A.           Triton Pacific Investment Corporation, Inc.

          The Company is an externally managed, closed-end, non-diversified management investment company. The Company filed a registration statement on Form N-2 under the Securities Act of 1933, as amended (the “1933 Act”) in connection with its initial public offering on June 14, 2011, which became effective on September 4, 2012. The Company filed an election to be regulated as a business development company (“BDC”) under the Act.4 In addition, the Company intends to elect to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986 (the “Code”) and intends to continue to qualify as a RIC in the future. The Company’s principal place of business is 10877 Wilshire Boulevard, 12th Floor, Los Angeles, California 90027.

          The Company’s investment objective is to maximize its portfolio’s total return by generating current income from debt investments and long term capital appreciation from equity investments. The Company will seek to meet its investment objectives by:

•	Focusing primarily on debt and equity investments in small and mid-sized private U.S. companies;

•	Leveraging the experience and expertise of the Adviser and its affiliates in sourcing, evaluating and structuring transactions;

•	Employing disciplined underwriting policies and rigorous portfolio management; and

•	Maintaining a well balanced portfolio.

          The Company’s business and affairs are managed under the direction of a board of directors (the “Board”). The Board currently consists of five members, three of whom are not “interested persons” of the Company as defined in Section 2(a)(19) of the Act (the “Independent Directors”). The Board delegates daily management and investment authority to the Adviser pursuant to an investment management agreement (the “Investment Management Agreement”). An affiliate of TPCP serves as the Company’s administrator pursuant to an administration agreement. Craig Faggen (the “Principal”), who holds common control of TPG, TPCP and the

[4] Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities

Adviser, serves as a director of the Company and as its Chief Executive Officer. Mr. Faggen will not benefit directly or indirectly from any Co-Investment Transaction, other than by virtue of the ownership of securities of the Company, and will not participate individually in any Co-Investment Transaction.

          B.       The Existing Funds

          Triton Pacific Income & Growth Fund IV, LP

          Fund IV is a Delaware limited partnership and a parallel fund with Platinum IV. The Fund Manager is the general partner of Fund IV and the Adviser is the investment adviser. The Fund Manager is responsible for managing the business of Fund IV. The Fund Manager is a wholly-owned subsidiary of TPCP and is under common control with the Adviser. The investment strategy of Fund IV is to generate current income and capital appreciation by investing in small and mid-sized private U.S. companies. The investment strategy of Fund IV is similar to the Company’s and Fund IV’s respective investment strategies.

          Triton Pacific Platinum Fund IV, LP

          Platinum IV is a Delaware limited liability company and a parallel fund with Fund IV. The Fund Manager is the general partner of Platinum IV and the Adviser is the investment adviser. The Fund Manager is responsible for managing the business of Platinum IV. The Fund Manager is a wholly-owned subsidiary of TPCP and is under common control with the Adviser. The investment strategy of Platinum IV is to generate current income and capital appreciation by investing in small and mid-sized private U.S. companies. The investment strategy of Platinum IV is similar to the Company’s and Fund IV’s respective investment strategies.

          Each of the above Funds is a separate and distinct legal entity and each relies on the exemption from registration as an investment company under the Act provided by Section 3(c)(1) or 3(c)(7).

          Any of the Existing Funds could be deemed to be persons identified in Section 57(b) of the Act to the extent that the Fund may be deemed to be an affiliated person of the Adviser within the meaning of Section 2(a)(3)(C), thus requiring exemptive relief for certain co-investments with the Company. The Existing Funds and the Company are under common control.

          C.       Triton Pacific Capital Partners and Triton Pacific Group

          TPCP has acted as a sponsor of multiple private funds, including the Existing Funds, with the same investment Objectives and Strategies as the Company. 5 TPCP has entered into a management agreement with the Adviser whereby the Adviser will act as the adviser to the Existing Funds. TPCP is the managing member of the Fund Manager and TPG is the managing member of TPCP and other affiliated companies. The Principal controls both TPG and TPCP.

          D.       Triton Pacific Adviser, LLC

          The Adviser is a Delaware limited liability company that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, serves as the investment adviser to TPIC pursuant to the Investment Adviser Agreement (the “Adviser Agreement”) and the Existing Funds, pursuant to an investment management agreement (the “Management Agreement”). The Adviser manages the day-to-day operations of, and provides investment advisory and management services to, the Company (subject to the overall supervision of the Board) and the Existing Funds. Under the terms of the Adviser Agreement and Management Agreement, as applicable, the Adviser: (i) determines the composition of the portfolios of the Company and the Existing Funds, the nature and timing of the changes to such portfolios and the manner of implementing such changes; (ii) identifies, evaluates and negotiates the structure of the investments that the Company and the Existing Funds make (including performing

[5] “Objectives and Strategies” for any Investor means an Investor’s investment objectives and strategies, as described in the Investor’s registration statement on Form N-2, other filings the Investor makes with the Commission under the 1933 Act, or under the Securities Exchange Act of 1934, as amended, and the Investor’s reports to shareholders.

due diligence on prospective portfolio companies); (iii) closes and monitors the investments the Company and the Existing Funds make; and (iv) determines the securities and other assets that the Company and the Existing Funds purchase, retain or sell. The Adviser’s services under the Adviser Agreement and the Management Agreement are not exclusive, and it is free to furnish similar services to other entities, consistent with its fiduciary duties to the Company and the Existing Funds.

          The Adviser is controlled by TPG and the Principal controls TPG.

          From time to time the Adviser, or an entity controlling, controlled by, or under common control with the Adviser, may serve as investment adviser or sub-adviser to other closed-end management investment companies that have elected to be regulated as a BDC or other registered closed-end management investment companies (each a “Closed-End Fund”) that will engage in investment activities similar to those engaged in by the Company. Companies sub-advised by the Adviser or an entity controlling, controlled by, or under common control with the Adviser are included in the term “Closed-End Fund” only if the sub-adviser controls the Closed-End Fund.

III.      Order Requested

          The Applicants respectfully request an order (the “Order”) of the Commission under Sections 17(d), 57(a)(4), and 57(i) under the 1940 Act, and Rule 17d-1 under the 1940 Act to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), the Company, and each Closed-End Fund (each of the Company and the Closed-End Funds an “Investor,” and collectively the “Investors”) to be able to participate in Co-Investment Transactions together, or together with the Existing Funds.

          The Investors and the Existing Funds seek relief to invest in Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by Sections 17(d) and 54(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act. This Application seeks relief in order to (i) enable the Investors and the Existing Funds to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Investors and the Existing Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

          A.       Section 17(d) and Section 57(a)(4)

          Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered closed-end investment company acting as principal, from effecting any transaction in which the registered closed-end investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such other participant. Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

          Similarly, with regard to BDCs, Section 57(a)(4) prohibits certain persons specified in Section 54(b) of the 1940 Act from participating in a joint transaction with the BDC, or a company controlled by the BDC in contravention of rules as prescribed by the Commission. In particular Section 57(a)(4) applies to:

•

Any director, officer, employee, or member of an advisory board of a BDC; or any person (other than the BDC itself) who is an affiliated person of the forgoing pursuant to section 2(a)(3)(C) of the 1940 Act; or

•

Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC;[6] or any person who is an affiliated person of any of the forgoing within the meaning of section 2(a)(3)(C) or (D) of the 1940 Act.

          Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser controls the fund that it advises, absent compelling evidence to the contrary.7 The Adviser is the investment adviser to each Fund and the Adviser, or an entity controlling, controlled by, or under common control with the Adviser, will be an investment adviser or sub-advisor to each of the Closed-End Funds. In addition, the Adviser is the investment adviser to the Existing Funds and is under common control with the Fund Manager, the general partner of the Existing Funds. The Investors and the Existing Funds may be deemed to be under common control, and thus affiliated persons of each other under Section 2(a)(3)(C) of the 1940 Act.8 As a result, these relationships might cause each Investor and the Existing Funds participating in Co-Investment Transactions to be subject to Sections 17(d) or 54(a)(4), and thus subject to the provisions of Rule 17d-1.

          B.       Rule 17d-1

          Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

          Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i). Section 57(i) of the 1940 Act provides that, until the Commission prescribes rules under section 57(a)(4), the Commission’s rules under Section 17(d) of the 1940 Act applicable to registered closed-end investment companies will be deemed to apply. Because the Commission has not adopted any rules under Section 57(a)(4), Rule 17d-1 applies.

          Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes

[6] Excluded from this category are the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not otherwise be under common control with the BDC.

[7] See, e.g., In re Investment Company Mergers, SEC Rel. No. IC-25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) ( “[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser’s role is simply that of advising others who may or may not elect to be guided by his advice…can the adviser realistically be deemed not in control.”). Depending on the nature of the Adviser’s sub-advisory role with a Closed-End Fund, it could be deemed to control the Closed-End Fund pursuant to the theory enunciated in Steadman, which would necessitate the requested relief.

[8] Section 2(a)(20) of the 1940 Act defines “investment adviser” to an investment company to encompass both top-level investment advisers and sub-advisers to a fund. As a result, the Adviser would be deemed under the 1940 Act to be an investment adviser of each Closed-End Fund, even if it were acting solely as a sub-adviser.

of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

          The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, and upon which Section 54(a)(4) was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching. See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq. The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d) . . . is to prevent . . . injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.” Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968),cert. denied, 393 U.S. 1015 (1969). Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under section 17 of the Act, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.” H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

          Applicants believe that the terms and conditions of the application would ensure that the conflicts of interest that Section 17(d) and Section 54(a)(4) were designed to prevent would be addressed and the standards for an order under Rule 17d-1 are met.

          C.       Protection Provided by the Proposed Conditions

          Applicants believe that the proposed conditions, and discussed more fully in Section III.D. of this Application (the “Conditions”), will ensure the protection of shareholders of the Investors and compliance with the purposes and policies of the 1940 Act with respect to the Co-Investment Transactions. In particular, the Conditions, as outlined below, would ensure that each Investor would only invest in investments that are appropriate to the interests of shareholders and the investment needs and abilities of that Investor. In addition, each Investor would be able to invest on equal footing with each other Investor and the Existing Funds, including identical terms, conditions, price, class of securities purchased, settlement date, and registration rights. Each Investor would have the ability to engage in Follow-On Investments in a fair manner consistent with the protections of the other conditions. Each Investor would have the ability to participate on a proportionate basis, at the same price and on the same terms and conditions in any sale of a security purchased in a Co-Investment Transaction. Fees and expenses of Co-Investment Transactions would be borne by the Adviser, or shared pro-rata among the Investors and the Existing Funds who participate in the Co-Investment Transactions. The conditions would also prevent an Investor from investing in any current investments of an affiliated person, which eliminates the possibility of an Investor from being forced to invest in a manner that would benefit an affiliated person’s existing investment. Also, sufficient records of the transactions would be maintained to permit the examination staff of the Commission to monitor compliance with the terms of the requested order.

          The Conditions impose a variety of duties on the Adviser with respect to Co-Investment Transactions and Potential Co-Investment Transactions by the Investors. These duties include determinations regarding investment appropriateness, the appropriate level of investment, and the provision of information to the board of directors of any Investor. In addition, when considering Potential Co-Investment Transactions for any Investor, the Adviser will consider only the Objectives and Strategies, investment policies, investment positions, capital available for investment, and other pertinent factors applicable to that Investor. The Adviser undertakes to perform these duties consistently for the Investors regardless of whether the Adviser serves as investment adviser or sub-adviser to these entities.

          In sum, the Applicants believe that the proposed conditions would ensure that each Investor that participated in a Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants. As a result, Applicants believe that the participation of the Investors in Co-Investment Transactions done in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the 1940 Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

          D.          Proposed Conditions

          Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

          1.           Each time the Adviser considers a Potential Co-Investment Transaction for the Existing Funds or another Investor that falls within an Investor’s then-current Objectives and Strategies, the Adviser will make an independent determination of the appropriateness of the investment for the Investor in light of the Investor’s then-current circumstances.

          2.          (a)          If the Adviser deems an Investor’s participation in any Potential Co-Investment Transaction to be appropriate for the Investor, it will then determine an appropriate level of investment for the Investor.

                       (b)          If the aggregate amount recommended by the Adviser to be invested in the Potential Co-investment Transaction by the Investors and the Existing Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested by each party will be allocated among them pro rata based on each party’s total assets, up to the amount proposed to be invested by each. The Adviser will provide the directors who are eligible to vote under Section 57(o) of the Act (the “Eligible Directors”) of each participating Investor with information concerning each participating party’s total assets to assist the Eligible Directors with their review of the Investor’s investments for compliance with these allocation procedures.

                       (c)           After making the determinations required in conditions 1 and 2(a), the Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each Investor and the Existing Funds) to the Eligible Directors of each participating Investor for their consideration. An Investor will co-invest with another Investor or the Existing Funds only if, prior to participating in the Potential Co-Investment Transaction, a “required majority,” as defined in Section 57(o) of the Act (“Required Majority”) concludes that:

                                       (i)           the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Investor and its shareholders and do not involve overreaching in respect of the Investor or its shareholders on the part of any person concerned;

                                       (ii)          the transaction is consistent with:

                                                      (A)          the interests of the shareholders of the Investor; and

                                                      (B)          the Investor’s then-current Objectives and Strategies;

                                     (iii)          the investment by other Investors or the Existing Funds would not disadvantage the Investor, and participation by the Investor would not be on a basis different from or less advantageous than that of other Investors or the Existing Funds; provided that, if any other Investor or the Existing Funds, but not the Investor itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event will not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

                                                       (A)          the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

                                                       (B)          the Adviser agrees to, and does, provide, periodic reports to the Investor’s board of directors with respect to the actions of the director or the information received by the board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

                                              (C)          any fees or other compensation that the Existing Funds or any Investor or any affiliated person of the Existing Funds or any Investor receives in connection with the right of the Existing Funds or the Investor to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the Existing Funds (who may, in turn, share its portion with its affiliated persons) and the participating Investors in accordance with the amount of each party’s investment; and

                              (iv)          the proposed investment by the Investor will not benefit the Adviser, the Existing Funds or the other Investors or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by section 17(e) or 57(k) of the Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

          3.          Each Investor has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

          4.          The Adviser will present to the board of directors of each Investor, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Investors or the Existing Funds during the preceding quarter that fell within the Investor’s then-current Objectives and Strategies that were not made available to the Investor, and an explanation of why the investment opportunities were not offered to the Investor. All information presented to the board of directors pursuant to this condition will be kept for the life of the Investor and at least two years thereafter, and will be subject to examination by the Commission and its staff.

          5.          Except for Follow-On Investments made in accordance with condition 8, an Investor will not invest in reliance on the Order in any issuer in which another Investor or the Existing Funds or any affiliated person of such Investor or the Existing Funds is an existing investor.

          6.          An Investor will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Investor and the Existing Funds. The grant to the Existing Funds or another Investor, but not the Investor, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

          7.          (a)          If the Existing Funds or any Investor elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the Adviser will:

                                     (i)          notify each Investor that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

                                     (ii)         formulate a recommendation as to participation by each Investor in the disposition.

                       (b)          Each Investor will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Existing Funds and any other Investor.

                       (c)          An Investor may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Investor and each Existing Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the board of directors of the Investor has approved as being in the best interests of the Investor the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this application); and (iii) the board of directors of the Investor is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Adviser will provide its written recommendation as to the Investor’s participation to the Eligible Directors, and the Investor will participate in such disposition solely to the extent that a Required Majority determines that it is in the Investor’s best interests.

                       (d)          The Existing Funds and each Investor will bear their own expenses in connection with any such disposition.

          8.          (a)          If the Existing Funds or any Investor desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the Adviser will:

                                     (i)          notify each Investor that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

                                     (ii)          formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Investor.

                       (b)          An Investor may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Investor and the Existing Funds in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the board of directors of the Investor has approved as being in the best interests of the Investor the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this application). In all other cases, the Adviser will provide its written recommendation as to the Investor’s participation to the Eligible Directors, and the Investor will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Investor’s best interests.

                        (c)          If, with respect to any Follow-On Investment:

                                       (i)          the amount of the opportunity is not based on the Investors’ and the Existing Funds’ outstanding investments immediately preceding the Follow-On Investment; and

                                       (ii)         the aggregate amount recommended by the Adviser to be invested by each Investor in the Follow-On Investment, together with the amount proposed to be invested by the Existing Funds in the same transaction, exceeds the amount of the opportunity; then the amount invested by each such party will be allocated among them pro rata based on each party’s total assets, up to the amount proposed to be invested by each.

                       (d)          The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in this application.

          9.          The Independent Directors of each Investor will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Investors or the Existing Funds that the Investor considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments that the Investor considered but declined to participate in, comply with the conditions of the Order. In addition, the Independent Directors will consider at least annually the continued appropriateness for the Investor of participating in new and existing Co-Investment Transactions.

          10.          Each Investor will maintain the records required by section 57(f)(3) of the Act as if each of the investments permitted under these conditions were approved by the Required Majority under section 57(f).

          11.          No Independent Director of an Investor will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act), of the Existing Funds.

          12.          The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Adviser under its investment advisory agreements with the Investors and the Existing Funds, be shared by the Investors and the Existing Funds in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

          13.          Any transaction fee (including break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e) or 57(k) of the 1940 Act, as applicable) received in connection with a Co-Investment Transaction will be distributed to the participating Investors and the Existing Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by the Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Investors and the Existing Funds based on the amounts they invest in such Co-Investment Transaction. None of the Existing Funds, the Adviser or any affiliated person of the Investors will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Investors and the Existing Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C) and (b) in the case of the Adviser, investment advisory fees paid in accordance with the agreements between the Adviser and the Investors or the Existing Funds).

          14.          If the Adviser, the Principal, any person controlling, controlled by, or under common control with the Adviser or the Principal, the Existing Funds and any future entities advised by the Adviser (collectively, the “Holders”) own in the aggregate more than 25% of the outstanding voting securities of the Company (“Shares”), then the Holders will vote such Shares as directed by an independent third party (such as the trustee of a voting trust or a proxy adviser) when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any matters requiring approval by the vote of a majority of the outstanding voting securities, as defined in section 2(a)(42) of the Act.

IV.          Statement in Support of Relief Requested

          Applicants submit that allowing the Co-investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Investors and the shareholders thereof and (ii) the protections found in the terms and conditions set forth in this Application.

          A.          Potential Benefits

          In the absence of the relief sought hereby, in some circumstances the Investors would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d), Section 54(a)(4) and Rule 17d-1 of the 1940 Act should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their shareholders.

          Each Investor and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board of the Company, including the Independent Directors, has determined that it is in the best interests of the Company to participate in Co-Investment Transactions because, among other matters, (i) the Company will be able to participate in a larger number and greater variety of transactions; (ii) the Company will be able to participate in larger transactions; (iii) the Company will be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Investors; (iv) the Company and any other Investors participating in the proposed investment will have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Company will be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the general terms and conditions of the proposed Order are fair to the Investors and their shareholders.9 The Board of the Company, including the Independent Directors, also determined that it is in the best interests of the Company and its shareholders to obtain the Order at the earliest possible time and instructed the officers of the Company, the Adviser and counsel to use all appropriate efforts to accomplish such goal. For these reasons, the Board of the Company has determined that is proper and desirable for the Company to participate in Co-Investment Transactions with other Investors and the Existing Funds.

          B.          Protective Representations and Conditions

          The terms and conditions set forth in this application ensure that the proposed Co-Investment Transactions are consistent with the protection of each Investor’s shareholders and with the purposes intended by the policies and provisions of the 1940 Act. Specifically, the Conditions incorporate the following critical protections: (i) in each Co-Investment Transaction, all Investors participating in the Co-Investment Transactions will invest at the same time for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Investor must approve various investment decisions with respect to such Investor in accordance with the Conditions; and (iii) the Investors are required to retain and maintain certain records.

          Other than pro rata dispositions and Follow-On Investments as provided in conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), the Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Directors, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the participating Investor. With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, an Investor may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Investor and the Existing Funds in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the board of directors of the Investor has approved that Investor’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Investor. If the board does not so approve, any such disposition or Follow-On Investment will be submitted to the Investor’s Eligible Directors. The board of any Investor may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

          Applicants believe that participation by the Investors in pro rata dispositions and Follow-On Investments, as provided in conditions 7 and 8, is consistent with the provisions, policies and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata dispositions and Follow-On Investments, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

V.       Precedents

          The Commission previously has issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to co-invest in Private Placement Securities. See H&Q Health Care Investors Investment Company Act Rel. No. 28426 (notice) and 28472 (Oct. 28, 2008) (order); Ridgewood Capital Energy Growth Fund, LLC, et al. Investment Company Act Rel. No.28931 (Sep. 25, 2009) (notice) and (Oct. 21, 2009) (order); also recent co-investing orders Special Value Opportunities Fund, LLC, Investment Company Act Rel. No. 27287 (Apr. 11, 2006) (notice) and 27316 (May 9, 2006) (order); Gladstone Capital Corp., Investment Company Act Rel. Nos. 27120 (Oct. 25, 2005) (notice) and 27150 (Nov. 22, 2005)

[9] It is anticipated that the Board of Directors of each Closed-End Fund will make similar findings before engaging in a Co-Investment Transaction in reliance on the requested order.

(order); and Gladstone Capital Corporation, et. al., Investment Company Act Release Nos. 30125 (June 29, 2012) (notice) and 30154 (July 26, 2012) (order).

VI.          Procedural Matters

          Pursuant to Rule 0-2(f) under the 1940 Act, each Applicant states that its address is as indicated below:

c/o Triton Pacific Capital Partners, LLC
10877 Wilshire Boulevard, 12th Floor
Los Angeles, CA 90024
Attention: Michael Carroll

          Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Thomas C. Bacon, Esq
Bacon Law Group
1601 N. Sepulveda, No. 349
Manhattan Beach, CA 90266
(310) 880-2698 (ph)
(310) 872-5537 (fax)

          Applicants desire that the Commission issue an Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

          Pursuant to Rule 0-2 under the 1940 Act, each Applicant declares that this Application for a Commission order is signed by Craig Faggen as President or Chief Executive Officer of each Applicant pursuant to the general authority vested in him as such by the Certificate of Incorporation and By-laws of each Applicant, and by resolution of the Applicants’ Boards of Directors.

          The verifications required by Rule 0-2(d) and the authorizations required by Rule 0-2(c) under the 1940 Act are attached hereto as Exhibits A and B.

          Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

VII.          Request for Order of Exemption

          For the foregoing reasons, Applicants request that the Commission enter an Order under Sections 17(d), 57(a)(4), and 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act granting Applicants the relief sought by the Application. Applicants submit that the requested exemption is consistent with the protection of investors.

Dated: July 15, 2013
TRITON PACIFIC INVESTMENT CORPORATION, INC.

	By:	/s/ Craig J. Faggen
	Name:	Craig J. Faggen
	Title:	Chief Executive Officer

TRITON PACIFIC INCOME AND GROWTH FUND IV, LP

	By:	/s/ Craig J. Faggen
	Name:	Craig J. Faggen
	Title:	President

TRITON PACIFIC PLATINIM FUND IV, LP

	By:	/s/ Craig J. Faggen
	Name:	Craig J. Faggen
	Title:	President

TRITON PACIFIC CAPITAL PARTNERS, LLC

	By:	/s/ Craig J. Faggen
	Name:	Craig J. Faggen
	Title:	President

TRITON PACIFIC GROUP, INC.

	By:	/s/ Craig J. Faggen
	Name:	Craig J. Faggen
	Title:	President

TRITON PACIFIC ADVISER, LLC

	By:	/s/ Craig J. Faggen
	Name:	Craig J. Faggen
	Title:	President

TPCP FUND MANAGER IV, LLC

	By:	/s/ Craig J. Faggen
	Name:	Craig J. Faggen
	Title:	President

EXHIBIT A

Verification of Statement of Facts and Application
pursuant to Rule 17d-1 under the
Investment Company Act of 1940
for an Order of the Commission

          The undersigned states that he has duly executed the attached Amendment No. 2 to the Application for an order under Sections 17(d), 57(a)(4), and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940, dated July 15, 2013 for and on behalf of the Applicants; and that all actions by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further says that he is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

TRITON PACIFIC INVESTMENT CORPORATION, INC.

	By:	/s/ Craig J. Faggen
	Name:	Craig J. Faggen
	Title:	Chief Executive Officer
.
TRITON PACIFIC INCOME AND GROWTH FUND, LP

	By:	/s/ Craig J. Faggen
	Name:	Craig J. Faggen
	Title:	President

TRITON PACIFIC PLATINIM FUND, LP

	By:	/s/ Craig J. Faggen
	Name:	Craig J. Faggen
	Title:	President

TRITON PACIFIC CAPITAL PARTNERS, LLC

	By:	/s/ Craig J. Faggen
	Name:	Craig J. Faggen
	Title:	President

TRITON PACIFIC GROUP, INC.

	By:	/s/ Craig J. Faggen
	Name:	Craig J. Faggen
	Title:	President

TRITON PACIFIC ADVISER, LLC

	By:	/s/ Craig J. Faggen
	Name:	Craig J. Faggen
	Title:	President

TPCP FUND MANAGER IV, LLC

	By:	/s/ Craig J. Faggen
	Name:	Craig J. Faggen
	Title:	President

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EXHIBIT B

Resolution of the Sole Shareholder
TRITON PACIFIC INVESTMENT CORPORATION, INC.

          RESOLVED, that the sole shareholder of the Company is hereby authorized in the name and on behalf of the Company to submit and cause to be filed with the SEC an application for exemptive relief, in substantially the form presented at the meeting, with such changes, modifications, or amendments thereto as the sole shareholder (personally or by attorney) may approve as necessary or desirable, such approval to be conclusively evidenced by his, her or their execution thereof.

(Adopted on October 11, 2012)

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